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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2004

Commission File No. 1-14838

Rhodia

(Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt
France
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐          No  ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐          No  ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

Enclosure:

Rhodia's unaudited financial statements for the nine months ended and at September 30, 2003 and management's discussion and analysis.

Consolidated Operating Results for the first nine months of 2003 compared with the first nine months of 2002

Overview

        The following discussion should be read in conjunction with:

  •
  Rhodia's unaudited condensed consolidated financial statements for the nine months ended September 30, 2003, attached hereto; and

  •
  Rhodia's annual consolidated financial statements for the three years ended and at December 31, 2003 and "Item 5. Operating and Financial Review and Prospects" from its annual report for the year ended December 31, 2002 on Form 20-F, as amended.

        Rhodia's net sales declined by 18.7% to €4,135 million in the first nine months of 2003 from €5,089 million in the first nine months of 2002, its operating income decreased to an operating loss of €143 million in the first nine months of 2003 from an operating income of €270 million for the same period in 2002 and its net loss increased to a loss of €1,178 million in the first nine months of 2003 from a loss of €23 million for the same period in 2002.

        Three principal factors affected Rhodia's operating results for the first nine months of 2003. These factors have influenced the performance of all four divisions to varying degrees:

  •
  the divestments concluded in 2002 and 2003 triggered a 9.8% reduction in net sales and a 31.8% decline in operating income.

  •
  the rise in the value of the euro against most currencies, in particular the U.S. dollar, had a negative impact of 8.6% on Rhodia's net sales figure and of 25.2% on operating income.

  •
  the high cost of raw materials, in particular petrochemical commodities prices, had a negative impact of 61.5% on Rhodia's operating income.

        Rhodia responded to this difficult situation by making a major effort to pass on higher prices to its end customers and by taking action to reduce fixed costs. Although these initiatives have had positive results, they have proved insufficient to avoid a significant deterioration in Rhodia's economic performance.

        In addition, during the fourth quarter of 2003, Rhodia proceeded with an analysis, as of September 30, 2003, of the recoverability of the carrying value of its tangible, intangible and other long-lived assets as a result of:

  •
  the continuing depressed market conditions and operating results,

  •
  the latest medium-term plans prepared at the end of the third quarter of 2003 and submitted to Rhodia's banks, which reflected significant adverse changes in the business climate, and

  •
  the modification of a number of macroeconomic assumptions which had an overall effect of reducing Rhodia's financial projections (including the impact of a strengthening euro versus the U.S. dollar, higher raw material and energy costs, lower expectations for growth in worldwide gross domestic product and reduced assumed growth rates of acquired businesses).

        The amount of impairment recorded as of September 30, 2003, which totalled €875 million, principally relates to the Pharma Solutions (including ChiRex), Phosphorus and Performance Derivatives and Specialty Phosphates enterprises, and a deferred tax assets valuation allowance. Impairment charges included:

  •
  A goodwill impairment charge of €546 million, of which €244 million related to Pharma Solutions (including €232 million relating to the ChiRex acquisition), €110 million related to Phosphorus and Performance Derivatives and €192 million related to Specialty Phosphates.

  •
  A tangible assets and other intangible assets impairment charge of €109 million, principally relating to industrial sites in the U.K., U.S. and Europe, of which €33 million related to Pharma Solutions, €11 million related to Phosphorus and Performance Derivatives, €55 million related to Specialty Phosphates and €10 million related to other enterprises.

  •
  Charges relating to companies accounted for by the equity method for a total amount of €27 million relating to Polyamide.

  •
  A deferred tax assets valuation allowance charge of €193 million, of which €168 million related to France and €25 million related to other countries.

        In addition, Rhodia recorded adjustments totaling €54 million relating to events that occurred subsequent to September 30, 2003 that provided additional evidence with respect to conditions that existed as of the balance sheet date that affected estimates made by management as of September 30, 2003. These adjustments comprised restructuring provisions totaling €17 million, other provisions, totaling €36 million (including a litigation settlement totaling €16 million), and asset adjustments totaling €19 million and a deferred tax credit of €18 million.

  Other Developments

        On December 18, 2003, a subsidiary of Rhodia entered into a settlement in which it acknowledged the violation of certain waste management and permitting provisions of the U.S. Federal Resource Conservation and Recovery Act at its former phosphorous manufacturing plant in Silver Bow, Montana, and agreed to pay a total of $18 million. Rhodia recorded this provision in the third quarter of 2003.

        During the fourth quarter of 2003, Rhodia experienced technical problems that resulted in a loss of production at the Pont de Claix toluene diisocyanate operations. In connection with these technical difficulties, a chlorine supplier of the Pont de Claix production plant filed a complaint alleging a breach of contract by Rhodia when Rhodia suspended its chlorine orders. Rhodia believes that this claim is without merit.

        On February 13, 2004, Rhodia entered into exclusive negotiations concerning the sale of Rhodia's food ingredients business with the Danish company Danisco.

        The food ingredients business, which includes the cultures, hydrocolloids and food safety products activities, and which has few synergies with other Rhodia businesses, generated sales of €211 million in 2003 and includes 860 employees.

        The transaction should be finalized during the second quarter of 2004, after consultations have been held with employee representatives and legal authorizations have been received, confirming Rhodia's objective announced on October 30, 2003 to achieve €700 million from divestitures by the end of 2004.

Net Sales

        Net sales declined by 18.7% to €4,135 million in the first nine months of 2003 from €5,089 million in the first nine months of 2002. This decline reflects a 9.8% negative impact from changes in the scope of consolidation, an 8.6% negative impact attributable to changes in exchange rates, a 1.4% negative impact from lower sales volumes, partially offset by a 1.1% benefit from higher average selling prices. Changes in the scope of consolidation corresponded essentially to the divestment of the following non-strategic assets in 2002 and 2003:

  •
  in April 2002, the divestment of Rhodia's polyvinyl acetate business and all acetic acid derivatives activities to Acetex Corporation, which generated sales of approximately €6 million in 2001 and formed part of Rhodia's Consumer Care & Food Division;

  •
  in July 2002, the divestment of Rhodia's interest in the Latexia and Teris joint ventures and certain paper latex production and hazardous industrial waste treatment assets. These joint ventures and assets formed part of Rhodia's Industrial Care & Services Division. The paper latex production assets and hazardous industrial waste treatment assets generated sales of approximately €109 million and €10 million respectively in 2001;

  •
  in August 2002, the divestment of Kermel, a subsidiary of Rhodia specialized in technical fibers, which formed part of Rhodia's Automotive, Electronics & Fibers Division. Kermel generated sales of approximately €14 million in 2001;

  •
  in October 2002, the divestment of Rhodia's interest in the Rhodiaster entity in Brazil, which generated sales of approximately €337 million in 2001;

  •
  in December 2002, the divestment of Rhodia's industrial and commercial activities in Europe relating to basic chemicals (including phenol, hydrochloric acid and soda ash). These activities formed part of Rhodia's Pharmaceuticals & Agrochemical Division and generated sales of approximately €232 million in 2002;

  •
  in December 2002, the divestment of Rhodia's Brewing & Enzymes businesses in France and the United Kingdom to the U.S. company, Genencor International, Inc. The Brewing & Enzymes production generated sales of approximately €17 million in 2001 and formed part of Rhodia's Consumer Care & Food Division;

  •
  in July 2003, the divestment of Rhodia's phosphorus-based polyurethane flame retardants businesses to Albermarle Corporation. Rhodia's polyurethane flame retardant activity generated sales of approximately €43 million in 2002 and formed part of Rhodia's Consumer Care & Food Division; and

  •
  in September 2003, the divestment of the textile and paper additives business to the Finnish group, Kemira. The paper and textiles additives activity generated sales of approximately €14 million in 2002 and formed part of Rhodia's Industrial Care & Services Division.

The aggregate amount of sales generated in 2001 by entities and assets divested in 2002 was €725 million and the aggregate amount of sales generated in 2002 by entities and assets divested in 2003 was €57 million.

        The table below sets forth management's estimates of the effect of changes in the scope of consolidation, exchange rates, price and volume on Rhodia's consolidated net sales by Division between the first nine months of 2002 and the first nine months of 2003.

	Nine months ended September 30, 2002 Historical Net Sales	Scope of Consolidation	Exchange Rates	Volume	Price	Nine months ended September 30, 2003 Historical Net Sales
Consumer Care and Food(1)	1,788	0.7%	(11.2)%	1.7%	(1.5)%	1,603
Automotive, Electronics and Fibers(1)	1,124	(1.0)	(6.7)	(2.2)	1.5	1,030
Industrial Care and Services(1)	1,147	(8.4)	(8.9)	1.1	3.3	999
Pharmaceuticals and Agrochemicals(1)	903	(20.8)	(7.9)	(7.6)	3.0	602
Other(2)	127	—	—	—	—	(99)

Net sales	5,089	(9.8)%	(8.6)%	(1.4)%	1.1%	4,135

(1)
Before elimination of interdivision revenues.

(2)
Includes elimination of interdivision revenues, sales by Rhodia's other businesses, including principally Rhodiaster, and commercial resales made on behalf of non-Group companies. Rhodiaster was sold in October 2002, as a result of which sales of Rhodiaster are not included in Rhodia's operating results for the nine months ended September 30, 2003.

Consumer Care & Food

        Consumer Care & Food net sales decreased by 10.3% to €1,603 million in the first nine months of 2003 from €1,788 million in the first nine months of 2002. Changes in exchange rates had an 11.2% negative impact and lower average selling prices had a 1.5% negative impact, while changes in scope of consolidation had a 0.7% positive impact and higher sales volumes had a 1.7% positive impact. All consumer markets, with the exception of the Asian markets, were affected by weak demand. Net sales benefited from a new Acetow production line, which is operating at full capacity. The Food Culture business demonstrated good resistance to difficult market conditions marked by weak demand and a strong downward pressure on prices, while all products in phosphate technology suffered from a severe deterioration of these market conditions combined with an increasingly competitive environment. This resulted in lower volumes and a more challenging product mix, modified to include lower margin products specifically in European based STPP production. The negative impact of high raw material costs or Phosphorous derivatives products initially identified in the first two quarters of 2003, became more pronounced in the third quarter of 2003 due to increased raw material costs in China, a significant source of phosphorous. The impact of this structural change on the production cost of certain of our lines of products is now expected to endure longer than initially forecast.

Automotive, Electronics & Fibers

        Automotive, Electronics & Fibers net sales decreased by 8.4% to €1,030 million in the first nine months of 2003 from €1,124 million in the first nine months of 2002. Changes in scope of consolidation had a 1.0% negative impact, changes in exchange rates had a 6.7% negative impact, decreased volumes had a 2.2% negative impact while increased average selling prices had a 1.5% positive impact. The Automotive, Electronics & Fibers Division was notably adversely affected by a strong decrease in demand in the fibers and textiles markets in the third quarter of 2003 partly due to a strong decline of the demand in Europe and to the customers' decision to reduce their overall inventory levels. Sales and marketing initiatives by the Engineering Plastics and Polyamide Intermediates businesses contributed to an increase in volumes, despite a continuing difficult environment. The Electronics & Catalysis business's sales increased due to growth in automotive pollution control activities. Sales in the Textile Fibers and Technical Fibers businesses continued to be adversely affected by competitive pressure in a depressed market.

Industrial Care & Services

        Industrial Care & Services net sales decreased by 12.9% to €999 million in the first nine months of 2003 from €1,147 million in the first nine months of 2002. Changes in scope of consolidation had an 8.4% negative impact, and changes in exchange rates had an 8.9% negative impact, which were partially offset by a 1.1% benefit due to increased volumes and a 3.3% benefit due to increased average selling prices. The Silicones business continued to suffer from difficult market conditions, marked by persistently weak demand and strong downward pressure on prices. In particular, the Performance Products for Multifunctional Coatings business was affected by low demand in solvents. The Silica Systems business, however, continued to grow in its key markets, such as tires, where increased sales volumes offset higher energy costs.

Pharmaceuticals & Agrochemicals

        Pharmaceuticals & Agrochemicals net sales declined by 33.3% to €602 million in the first nine months of 2003 from €903 million in the first nine months of 2002. This decrease includes a 20.8% negative impact from changes in scope of consolidation, resulting from the divestments of the European phenol, hydrochloric acid and soda ash businesses in December 2002, a 7.9% negative impact from changes in exchange rates, a 7.6% negative impact from lower volumes, partially offset by a 3.0% positive impact from higher average selling prices. This significant reduction in volumes is largely due to delays in the launch of new drugs by the pharmaceuticals business, which were faced with a sharp decline in the number of licenses issued for the commercial launch of new drugs following the adoption of a much more conservative approach on the part of the regulating authorities. Even if the situation returns to normal, it is now too late for activities to return to a satisfactory level before 2004. However, the new organization adopted by the business at the beginning of 2003 enabled Rhodia to broaden its customer base, allowing it to predict significant new growth potential in 2004 and 2005 in market segments related to the Custom Manufacturing business. The Perfumery, Performance and Agro markets have been adversely affected by weak demand and significant pressure on prices related to the rise of value of the euro against the U.S. Dollar. The positive price effect can be traced to the Intermediates activity in Brazil (the same business unit in Europe was included in the disposals concluded in 2002), which managed to take advantage of the protected status of its local market and the indexation of its contracts on raw material prices.

Other

        "Other" includes sales by Rhodia's other businesses, commercial resales made on behalf of non-Group companies and elimination of interdivision revenues. The decrease to €(99) million in the first nine months of 2003 from €127 million in the first nine months of 2002 was due mostly to the disposal of Rhodiaster in 2002.

Operating expenses

        The table below sets forth financial data relating to Rhodia's operating expenses for the nine months ended September 30, 2002 and 2003.

	Nine months ended September 30,
	2002	2003
	(€ millions)
Production costs and expenses	3,479	2,962
Administrative and selling expenses	832	707
Research and development expenses	156	143
Depreciation and amortization	338	422
Restructuring and environmental costs	14	44

Operating expenses	4,819	4,278

Production costs and expenses

        Production costs declined 14.9% to €2,962 million in the nine months ended September 30, 2003, compared with €3,479 million in the same period in the nine months ended September 30, 2002. Changes in scope of consolidation contributed 10.5% of this decline and changes in exchange rates contributed 8.7% of this decline. Increase of crude oil, raw material and energy costs of 8% caused production costs and expenses to increase by 4%. Other costs remained generally stable.

Administrative and selling expenses

        Administrative and selling expenses declined by 15.0%, from €832 million in the nine months ended September 30, 2002 to €707 million in the nine months ended September 30, 2003. Changes in scope of consolidation contributed 5.4% of this decline and changes in exchange rates contributed 7.3% of this decline and cost reduction action plans contributed 2.5% of this decline.

Research and development expenses

        Research and development expenses declined by 8.3% to €143 million in the nine months ended September 30, 2003 (3.5% of net sales), compared with €156 million in the nine months ended September 30, 2002 (3.1% of net sales). Changes in scope of consolidation contributed 1.9% of this decline and changes in exchange rates contributed 4.5% of this decline. More selective use of funds on fewer research and development projects resulted in an additional 1.9% reduction.

Depreciation and amortization

        Depreciation and amortization increased by 24.9% to €422 million in the nine months ended September 30, 2003 from €338 million in the nine months ended September 30, 2002. In 2003, Rhodia recorded accelerated depreciation of tangible and other intangible assets of €137 million. This accelerated depreciation included €81 million relating to the Consumer Care & Food Division, essentially due to the accelerated depreciation of assets of the Phosphates business, €4 million relating to the Automotive, Electronics & Fibers Division, €1 million relating to the Industrial Care & Service Division, and €51 million relating to the Pharmaceuticals & Agrochemicals Division, essentially due to the accelerated depreciation of assets of the Pharma Solutions business. Changes in scope of consolidation contributed to a decline of 11.5% and changes in exchange rates contributed to a decline of 7.4%.

Restructuring and environmental costs

        Restructuring and environmental costs increased from €14 million in the nine months ended September 30, 2002 to €44 million in the nine months ended September 30, 2003, principally due to new restructuring programs in 2003. With respect to the Consumer Care & Food Division, restructuring costs increased to €16 million in 2003 from €2 million in 2002 due principally to the restructuring of the Phosphates and Home Care businesses; with respect to the Automotive, Electronics & Fibers Division, restructuring costs increased to €6 million in 2003 from €2 million in 2002; with respect to the Industrial Care & Services business, restructuring costs increased to €7 million in 2003 from €6 million in 2002 and were principally related to the restructuring of the European Sulfuric and Silicones businesses; with respect to the Pharmaceuticals & Agrochemicals Division, restructuring costs were €8 million in 2003 and were principally related to the continuing restructuring of the Pharma Solutions business and other restructuring costs principally related to service functions of €7 million in 2003 compared with €4 million in 2002.

Operating income

        Operating income decreased to an operating loss of €143 million in the first nine months of 2003 from an operating income of €270 million for the same period in 2002, and includes the accelerated depreciation of tangible and other intangible assets for €137 million. Operating income in the first nine months of 2003 was negatively impacted by higher raw material costs (€166 million), particularly petrochemicals, the effect of changes in the scope of consolidation (€86 million), a weakening in demand (€65 million) and the negative impact of changes in exchange rates (€68 million), principally the value of the euro relative to the U.S. dollar, partially offset by a reduction in fixed costs (€38 million) and higher average sales prices (€51 million). The strategic raw materials index increased to an average of 110 for the first nine months of 2003 compared with 99 for the first nine months of 2002 (base year 2002 = 100).

Consumer Care & Food

        Consumer Care & Food operating income decreased 90.4% to €16 million in the first nine months of 2003 from €166 million in the first nine months of 2002, and includes the accelerated depreciation of tangible and other intangible assets for €81 million. Operating margin (operating income as a percentage of sales) decreased to 1.0% in the first nine months of 2003 from 9.3% in the first nine months of 2002.

        This decrease is attributable to increased costs of raw materials (€34 million), the negative impact of changes in exchange rates (€29 million) and lower average selling prices (€26 million), partially offset by higher volumes (€15 million) and lower fixed costs (€16 million). The increase in raw material prices was mainly attributable to our exposure to raw materials (especially sulfur used in our phosphates businesses), which prices increased significantly in the second quarter of 2003 and to higher energy costs. The initiatives that were taken to pass on selling price increases to our customers did not materialize yet to offset raw material costs increases. Furthermore, selling prices were negatively impacted by an unfavorable U.S. dollar/euro exchange rate. Higher volumes in the Acetow and Phosphorous businesses were not sufficient to compensate for these adverse factors. In addition, demand declined significantly during the third quarter of 2003 in certain downstream markets (Personal Care in North America and Sodium tri-poly phosphate in Europe) and the mix of our product lines deteriorated to include lower margin products. Rhodia's management took some measures that resulted in lowering fixed costs to €16 million.

Automotive, Electronics & Fibers

        Automotive, Electronics & Fibers operating income decreased to an operating loss of €1 million in the first nine months of 2003 compared with an operating income of €81 million for the same period in 2002, including the accelerated depreciation of tangible assets of €4 million. Operating margin decreased to (0.1)% in the first nine months of 2003 from 7.2% in the first nine months of 2002.

        The Automotive, Electronics & Fibers Division, and the Intermediate business in particular, was affected by the impact of increased raw material prices (€42 million) combined with lower sales volumes (€40 million), the negative impact of changes in exchange rates (€10 million), partially offset by higher average sales prices (€16 million). Raw material price increases are mainly due to our exposure to petrochemical raw materials (butadiene and cyclohexane) which prices peaked in the second quarter of 2003. Actions taken to pass on selling price increases on to customers did not fully offset the raw material price increases. Furthermore, an unfavorable U.S. dollar/euro exchange rate negatively impacted selling prices. In addition, the general weak economic environment, especially in Europe, had a negative impact on our volumes. Demand declined during the third quarter of 2003 in most downstream markets (Textiles, Industrial Yarns and Engineering Plastics). This reduced demand was further amplified by the fact that customers took the opportunity of traditionally low levels of activities during the third quarter of 2003 to reduce inventories.

Industrial Care & Services

        Industrial Care & Services operating income decreased 57.5% to €37 million in the first nine months of 2003 compared with €87 million for the same period in 2002. Operating margin decreased to 3.9% in the first nine months of 2003 from 7.6% in the first nine months of 2002 due to higher raw material prices (€66 million) and the negative impact of changes in exchange rates (€20 million), partially offset by higher average sales prices (€34 million).

        The Performance Products for Multifunctional Coatings business suffered from higher raw material prices (€33 million) in particular in Brazil, unfavorable volume variance (€3 million) in particular in the solvents business, and low demand in the Decorating and Coating Additives in Germany. These negative factors were partially offset by higher selling prices (€24 million). With respect to Silicones, sector-wide oversupply and competition created downward pricing pressures, which lead to a €10 million decrease in average selling prices. Volume growth (€2 million) only marginally offset this decrease in selling price. Raw material prices increased by €12 million, in particular due to the price of methanol. Eco Services was able to pass on to the customers the full effect of higher raw material prices (€17 million). Volume growth (€3 million) offset the negative impact of the change in exchange rates which enabled Eco Services' operating income to remain flat. Silica Systems had higher raw material prices (€4 million) without being able to pass on selling price increases. However, volume growth (€2 million) and higher average selling prices (€2 million) helped Silica Systems to mitigate the negative impact of higher raw material prices.

Pharmaceuticals & Agrochemicals

        Pharmaceuticals & Agrochemicals had an operating loss of €106 million in the first nine months of 2003 compared with an operating income of €27 million for the same period in 2002, including the accelerated depreciation of tangible assets of €51 million. Operating margin was (15.1)% in the first half of 2003 compared with an operating margin of 3.0% in the first nine months of 2002. Most of the markets of the Pharmaceuticals & Agrochemicals Division were impacted by structural changes (€26 million), higher raw material prices (€36 million), principally energy costs and European phenol prices, lower sales volumes (€44 million), principally in Pharma Solutions where the delay in FDA approval on four key custom manufacturing projects generated most of the losses incurred in the Pharma market, and the negative impact of changes in the exchange rates (€12 million), principally impacting Perfumery Performance & Agro which faces strong competition in dollar-based markets for all of its products, partially offset by higher average sales prices (€26 million) and lower fixed costs (€13 million) due to the restructuring plans started in 2002 in the United Kingdom and the United States, sites of Pharma Solutions and the French sites of Perfumery Performance & Agro.

Other

        Operating loss of Rhodia's other businesses decreased to a loss of €89 million in the first nine months of 2003 compared with a loss of €91 million for the same period in 2002.

Financial expense—Net

        Financial expense—net increased to €(108) million in the first nine months of 2003 from €(106) million for the same period for 2002, reflecting higher average interest rates, which were partially offset by a decline in Rhodia's average net debt.

Other income/(expense)—Net

        Other income/(expense)—net represented a net expense of €(65) million in the first nine months of 2003 compared with €(71) million for the same period in 2002. In the first nine months of 2003, Rhodia recorded a €23 million net loss on the disposals of assets compared with a €62 million net loss for the same period of 2002. In addition, Rhodia recorded a litigation settlement of €16 million.

Income taxes

        In the first nine months of 2003, Rhodia recorded a tax charge of €183 million compared with a charge of €41 million for the same period in 2002, principally as a result of recording a valuation allowance of €193 million including €168 million in France, against previously recorded deferred tax assets as Rhodia currently believes that these deferred tax assets are less than likely to be recovered, and from not recording deferred income tax benefits relating to losses incurred during the first nine months of 2003, in particular in France, for approximately €62 million.

Equity in earnings/(losses) of affiliated companies

        Equity in earnings/(losses) of affiliated companies made a negative contribution of €78 million in the first nine months of 2003 compared with a negative contribution of €29 million for the same period in 2002. Losses attributable to Nylstar amounted to €71 million, due to asset impairments of €27 million and to an industrial restructuring plan launched by Nylstar in response to the persistent difficulties encountered in the textile markets. Losses attributable to Butachimie were €5 million.

Amortization of goodwill

        Amortization of goodwill increased to €597 million in the first nine months of 2003 compared with €38 million for the same period in 2002 due principally to the goodwill impairment of €546 million recorded in 2003 and to a €20 million charge recorded for the divestment of the polyurethane flame retardant business in 2003.

Minority interests

        Minority interests were €(4) million in the first nine months of 2003 compared with €(8) million for the same period in 2002.

Net loss

        Rhodia had a net loss of €1,178 million, or €6.57 per share, in the first nine months of 2003 compared with a net loss of €23 million, or €0.13 per share, for the same period in 2002. The average number of shares used to calculate the loss per share was 179,309,188 shares for the first nine months of 2003 and 178,980,481 shares for the first nine months of 2002.

Liquidity and Capital Resources

        From time to time in this section, Rhodia discusses EBITDA ("earnings before interest, tax, depreciation and amortization") and EBITDAR ("earnings before interest, tax, depreciation, amortization and rental payments"). EBITDA and EBITDAR are not measures of performance under U.S. GAAP or French GAAP and should not be considered as an alternative to (a) operating income or net income as a measure of Rhodia's operating performance, (b) cash flows from operating, investing and financing activities as a measure of Rhodia's ability to meet its cash needs or (c) any other measure of performance under U.S. GAAP or French GAAP. Under the rules of the SEC, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Rhodia's debt refinancing

        In the nine months ended September 30, 2003, Rhodia's sources of liquidity were net cash provided by operating activities of €22 million, asset disposals of €90 million and various sources of external financing netting €900 million, including the issuance of the Original Senior Notes and the Original Senior Subordinated Notes. In addition to these sources of financing, Rhodia sells trade receivables in order to provide cash for its operations.

        Rhodia's ability to meet its short-term financial obligations and finance its operations depends on the success of its planned share capital increase and asset disposal program (as described below). Although Rhodia believes that its available sources of liquidity, together with assumed proceeds of €300 million from its planned share capital increase and €700 million from its planned asset disposal program, will be sufficient to satisfy its financing needs during 2004, this may not prove to be the case. This belief is a forward-looking statement based on a number of assumptions, including assumptions regarding expected cash flows from operations, interest rates, raw material prices and currency exchange rates. Assumptions regarding such factors are subject to inherent uncertainties, as well as the risks described elsewhere herein. The indicated proceeds of the capital increase and asset disposal program reflect Rhodia's undertakings under the SCA (as defined below). Rhodia's assumptions and beliefs may prove incorrect, which could cause its actual liquidity to vary.

        As of September 30, 2003, €276 million of Rhodia's debt was maturing in the fourth quarter of 2003, €680 million in 2004, €679 million in 2005 and €327 million in 2006. These amounts relate principally to the maturities of debt securities issued under Rhodia's Euro medium-term note program (with €500 million maturing in May 2005 and €300 million maturing in March 2006), and amounts drawn under committed credit facility agreements. After taking into account assumed proceeds of the planned share capital increase and asset disposal program, Rhodia's current sources of liquidity, together with the credit facilities that it agreed to enter into under the SCA, will not be sufficient to refinance these notes as they mature. Rhodia's ability to refinance these Euro medium-term notes as they come due therefore depends in part on its ability to obtain new sources of liquidity. Rhodia's efforts to obtain such sources may not succeed, and the costs relating to any such refinancing could be material. This could have a material adverse impact on Rhodia's liquidity, results of operations and financial condition.

        Because Rhodia expected to be unable to comply with the financial covenants contained in its syndicated credit facility and bilateral credit facilities, one of its securitization programs and certain of its operating leases by the end of 2003, it has renegotiated the terms of its financing conditions with its lenders. As a result, Rhodia and certain of its subsidiaries entered into a secured co-ordination agreement with 23 of the group's lenders (the "SCA") on December 23, 2003. This group of lenders includes all lenders under all credit facilities pursuant to the terms of which an event of default was likely to occur or did occur. The SCA covers committed and uncommitted lines of credit and overdrafts of which approximately €968 million was drawn as of November 30, 2003, the calculation date of the SCA, and approximately €460 million was undrawn. These credit facilities are referred to as "affected facilities". The SCA provides for the maintenance of amounts drawn under these affected facilities while the availability of undrawn portions of the affected facilities was cancelled at the signing of the SCA. The affected facilities include Rhodia's syndicated credit facility and lines of credit of certain affiliates, including principally Primester, a U.S. manufacturing joint venture owned equally by Rhodia and Eastman Chemicals. Under the SCA, all maturity dates falling prior to the term date were extended to the term date of the SCA and all amounts due and payable prior to the term date were rolled over to such term date. The SCA also provides for the harmonization of interest rates, covenants, financial ratios and events of default across those affected facilities. All the debt affected by the SCA was recorded as short-term borrowing and current portion of long-term debt as of September 30, 2003.

        The SCA also covers approximately €143 million of letters of credit and banking guarantees and approximately €76 million related to foreign exchange facilities and derivatives instruments and provides that these foreign exchange facilities, derivatives instruments and letters of credit will continue to be made available up to the maximum exposure of the lenders as of November 30, 2003, subject to certain conditions.

        The term date of the SCA is May 15, 2004 but, in the event the share capital increase (as described below) is launched prior to May 15, 2004, this term date can be extended until the expected date of receipt of the net proceeds of the share capital increase, but in no event later than June 30, 2004. Rhodia and certain of its subsidiaries have agreed to prepay on the term date an amount equal to 5% of the outstanding principal amount of certain affected facilities.

        Under the SCA, the lenders have agreed to maintain their affected facilities and not to take any action against Rhodia or certain of its subsidiaries with respect to any default that may occur under these affected facilities. The validity of the SCA was conditional upon a 5% prepayment of the outstanding principal amount of certain affected facilities. The SCA is also subject to representations and undertakings which apply to, and override current representations and undertakings in, all affected facilities. In particular, Rhodia has undertaken to:

  •
  initiate and implement an asset disposal program which must generate net cash proceeds of no less than €700 million by December 31, 2004, of which €400 million must be generated by June 30, 2004 (with €200 million actually received by Rhodia in cash without condition by that date and €200 million to be received in cash under binding agreements entered into prior to June 30, 2004), and apply 50% of any proceeds received under the asset disposal program in excess of €700 million towards prepayment of the affected facilities;

  •
  launch a share capital increase with preferential rights to existing shareholders by May 15, 2004, which must generate net cash proceeds of no less than €300 million and to apply 25% of any proceeds received under the share capital increase in excess of €300 million towards prepayment of the affected facilities;

  •
  use its best efforts to enter into a refinancing facilities agreement with the lenders parties to the SCA by February 15, 2004 at the latest, pursuant to which the lenders will grant Rhodia a €758 million credit facility (which includes lines of credit related to certain affiliates, including Primester), consisting of a €639 million medium-term facility maturing at March 31, 2006 and a €119 million short-term facility maturing at December 31, 2004, to be used to refinance certain affected facilities;

  •
  enter into a security sharing agreement as soon as reasonably practicable pursuant to which Rhodia will grant a security interest on its assets to guarantee its obligations under both the SCA and the refinancing facilities agreement; however, Rhodia can only enter into such an agreement to the extent it obtains a waiver of its negative pledge under the terms of its U.S. private placement notes, which currently prohibits Rhodia from granting any new security interest on its assets; and

  •
  negotiate and agree revised covenants and defaults with certain of its lessors and/or securitization programs.

        The lenders and Rhodia have agreed to renegotiate the terms of the refinancing plan as contemplated by, and including, the share capital increase, the asset disposal program and the refinancing facilities agreement if an event occurs prior to May 15, 2004 that could have a material impact, positive or negative, on this refinancing plan.

        In addition, Rhodia has undertaken not to make any distribution or pay any dividend to its shareholders, incur any new indebtedness other than existing as of the date of the SCA, or enter or acquire any interest in any new joint venture other than through a limited liability entity, subject to certain carve-outs.

        Under the SCA, Rhodia is further required to guarantee the obligations of its subsidiaries under the affected facilities to which they are a party as well as to provide financial information to the lenders with respect to its and the group's accounts along with budget and cash flow statements.

        Financial ratios are to be tested on March 31, June 30, September 30 and December 31 of each year. Rhodia will be required to maintain its ratio of consolidated net indebtedness to adjusted EBITDAR no greater than 9.0:1.0 in respect of the 12-month period ended on December 31, 2003, and 9.5:1.0 in respect of the 12-month period ended on March 31, 2004. Its ratio of EBITDAR to net financial expenses must not be less than 2.0 to 1.0 in respect of the 12-month period ended on December 31, 2003, and 1.75 to 1.0 in respect of the 12-month period ended on March 31, 2004. Finally, its consolidated net indebtedness must not be greater than €3,850 million on December 31, 2003 and €4,050 million on March 31, 2004. Rhodia's consolidated net indebtedness as defined in the SCA includes Rhodia's long-term debt, bank overdraft, current portion of long-term debt, plus guarantees by Rhodia with respect to indebtedness of its affiliates or third parties, plus outstanding amounts under Rhodia's securitization programs, sale of receivables and leases, plus short-term borrowings minus cash, short term deposits and marketable securities.

        On a payment default under any affected facility or an insolvency of Rhodia or a subsidiary, the banks lending to such entity shall be entitled to enforce its rights only in respect of that particular entity and the relevant affected facility. On all other defaults, the lenders may declare an event of default under the SCA and their affected lines of credit only on a decision of 66 2/3 percent of the total lenders' exposure.

The refinanced facilities

        The €758 million medium- and short-term credit facility that Rhodia has agreed to enter into with the lenders parties to the SCA is to be used to refinance certain facilities under the SCA. The total amount of such facilities is approximately €885 million, and includes approximately €104 million related to Primester. Rhodia will be able to draw on this credit facility for general corporate, working capital and financing purposes only to the extent all the affected facilities to be refinanced pursuant to the terms of the SCA have been repaid and cancelled. However, the initial drawdown is conditioned, among other things, upon the receipt of at least €300 million of net cash proceeds from the share capital increase.

        The credit facilities not covered by the SCA continue in accordance with their terms.

Private placement of high yield notes

        On May 28, 2003, Rhodia issued the equivalent of €1,000,000,000 in notes through a private placement. The issuance consisted of $200,000,000 aggregate principal amount of 7.625% senior notes due 2010, €200,000,000 aggregate principal amount of 8.000% senior notes due 2010, $385,000,000 aggregate principal amount of 8.875% senior subordinated notes due 2011 and €300,000,000 aggregate principal amount of 9.250% senior subordinated notes due 2011.

        Interest falls due on June 1st and December 1st of each year, starting December 1, 2003.

        The senior notes are unsecured and rank pari passu with all other existing or future unsecured senior debt of Rhodia. The senior subordinated debt is unsecured, subordinated and ranks pari passu with all other senior subordinated debt of Rhodia.

        Rhodia has an option of early redemption at any time starting June 1, 2007. Furthermore, at any time before June 1, 2006, Rhodia may, in one or multiple times, reimburse up to 35% of each tranche of notes with the net proceeds of one or multiple offers of equity securities. Each tranche of notes may also be redeemed in total, at any time, should certain changes in tax regulation occur. Additionally, if there is a change of control at Rhodia, each noteholder may force the repurchase of some or all of his notes.

The U.S. private placement notes

        Rhodia amended the agreement governing the terms of its U.S. private placement notes on September 12, 2003 to modify the stockholders' equity covenant, the net debt to EBITDA covenant ratio and the EBITDA to financial expense covenant ratio contained in this agreement because it would not have been in a position to comply with the financial covenants originally provided for as of June 30, 2003. Stockholders' equity is measured as of the date of publication of Rhodia's most recent audited annual or unaudited half-year consolidated financial statements.

        Given the deterioration of its operating and financial performance in 2003 and the impairment of its tangible and intangible long-term assets, which reduced its stockholders' equity, including minority interests, as of September 2003 to €530 million, Rhodia expected to be unable to meet the stockholders' equity covenant contained in its U.S. private placement notes on the date of the publication of its audited annual consolidated financial statements for 2003 ie February 13, 2004. Therefore, on February 13, 2004, Rhodia entered into a second amendment of the U.S. private placement notes agreement. Under the terms of this second amendment, Rhodia agreed to repay half of the outstanding principal amount, i.e. U.S. $145 million, by February 2004 and the balance by June 30, 2004, in each case with accrued interest and a premium as provided in the agreement.

The existing note guarantees from two Rhodia subsidiaries will remain in place. As a consequence of the potential event of default prior to the signing of the second amendment, Rhodia recorded as short-term borrowings and current portion of long-term debt as of September 30, 2003 the amounts outstanding under the U.S. private placement notes.

The securitization programs

        Another source of Rhodia's liquidity is the monthly or quarterly sale of some of its uncollected trade receivables. Certain Rhodia companies sell uncollected trade receivables in accordance with multi-year asset securitization agreements entered into with various banks under which receivables can be sold, on a non-recourse basis, either to qualifying special purpose entities (QSPEs) or directly to banks, and are settled against cash payments and undivided interests in a defined pool of receivables (residual interests). The QSPEs then sell the interests they purchased in those receivables to commercial paper conduits. As of September 30, 2003, trade receivables outstanding of approximately €541 million had been sold, with respect to which Rhodia received cash payments of approximately €437 million. The balance is paid to Rhodia after the collection of the trade receivables is made, ordinarily within three months of the sale.

The leases

        Three of Rhodia's lease agreements include financial covenants that are tested on the date Rhodia publishes its audited consolidated annual accounts and unaudited six-month consolidated accounts. As a result of the deterioration of its financial performance in 2003, Rhodia expects to be unable to meet certain of these financial covenants. In January 2004, Rhodia entered into consent and waiver letters and binding term sheets with the lessors under these three leases in order to harmonize the financial covenants in these leases with the financial covenants in the SCA and cure any potential breach under such leases. Rhodia has also agreed to extend the security interest granted under the terms of the SCA to the leases. Under the terms of the term sheets, Rhodia will be required to modify certain of its operating leases, and as a result Rhodia recorded such leases as capital leases as of December 31, 2003. This increased its reported financial debt by approximately €275 million as of December 31, 2003.

Commercial paper programs

        In the past, Rhodia's commercial paper program was an important source of its financing. As of December 31, 2002, Rhodia had €175 million of commercial paper outstanding and as of September 30, 2003, it had €85 million outstanding. In connection with recent developments regarding Rhodia's financial situation, this amount has been reduced significantly. Rhodia cannot guarantee if or when it will be able to access the commercial paper market in the future.

Consolidated Statements of Cash Flow

Net cash provided by operating activities

        Net cash provided by operating activities decreased from €176 million in the nine months ended September 30, 2002 to €22 million in the nine months ended September 30, 2003, principally due to the lower operating results between the periods that generated €198 million less cash from operating activities in 2003 as compared with 2002, partially offset by lower working capital that generated €44 million more cash from operating activities in 2003 as compared with 2002.

Net cash used by investing activities

        Net cash used by investing activities amounted to €161 million for the nine months ended September 30, 2002 and €110 million for the nine months ended September 30, 2003. The factors affecting the decline in net cash used by investing activities included a reduction of additions to property, plant and equipment of €115 million, a reduction of other capital investments (including expenditures on operational assets, such as computer software, patents and licenses) and equity and other investments in connection with Rhodia's overall development of €58 million, partially offset by lower cash provided from disposals of assets of €122 million.

Net cash provided by/(used for) financing activities

        Net cash provided by financing activities comprises mainly of changes in short-term and long-term borrowings. In the nine months ended September 30, 2003, net cash provided by financing activities amounted to €878 million compared with €71 million for the same period in 2002 due mainly to a net increase of €1,026 million in new long-term borrowings, partially offset by a €126 million decrease in short-term borrowings. Dividends paid to Rhodia stockholders amounted to €22 million. Long-term borrowings increased over the nine months ended September 30, 2003 period due principally to the issuance of the Original Senior Notes and Original Senior Subordinated Notes.

Consolidated Balance Sheet

Operating working capital

        Rhodia's operating working capital (defined as accounts receivable, before the impact of sales of receivables under its securitization programs, plus inventories, less accounts payable) was €897 million at September 30, 2003 compared with €892 million at December 31, 2002, representing a slight deterioration from 13% to 16% net sales between December 31, 2002 and September 30, 2003. Rhodia's operating working capital fell from an average of 18% of net sales during the first nine months of 2002 to 16% during the same period in 2003.

Consolidated net debt

        Consolidated net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, minus cash and cash equivalents and marketable securities) was essentially flat at €2,141 million at September 30, 2003 compared with €2,133 million at December 31, 2002. The stability of the consolidated net debt is mainly attributable to the fact that cash generated from divestitures of €90 million, the reimbursement of a shareholders' advance from the Butachimie joint venture and cash provided by operating activities of €22 million offset capital expenditures of €162 million.

Other long-term liabilities

        Long-term contingency reserves amounted to €1,219 million at September 30, 2003. Reserves at September 30, 2003 consisted mainly of reserves for pension and retirement costs of €842 million and deferred income taxes of €155 million. Other long-term liabilities amounted to €138 million.

Stockholders' equity and minority interests

        Stockholders' equity including minority interests was €547 million at September 30, 2003, a decrease of €1,311 million compared with €1,858 million at December 31, 2002. The decline primarily corresponds to recognition of the net loss for the first nine months of 2003 of €1,178 million and negative translations adjustments of €112 million (due principally to the decline in the value of the U.S. dollar and the Brazilian real relative to the euro) and dividends paid of €22 million.

          RHODIA AND SUBSIDIARIES
          CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the nine months ended September 30, 2003

Condensed Consolidated Balance Sheets

Assets

December 31, 2002	(In millions of €)	September 30, 2003 (Unaudited)
1,186	Goodwill	467
177	Other intangible assets	138
2,743	Tangible assets	2,370
	Investments and other assets:
120	Deposits and long-term receivables	101
172	Investments accounted for by the equity method	126
67	Investments at cost	60
841	Deferred charges and other assets	748

5,306	Total long-term assets	4,010

835	Inventories	792
378	Accounts receivable	339
917	Other current assets	765
108	Marketable securities	164
143	Cash and cash equivalents	931

2,381	Total current assets	2,991

7,687	Total assets	7,001

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the nine months ended September 30, 2003

Condensed Consolidated Balance Sheets

Liabilities and Stockholders' Equity

December 31, 2002	(In millions of €)	September 30, 2003 (Unaudited)
179	Common stock	179
2,514	Additional paid-in capital	2,513
(418)	Retained earnings/(deficit)	(1,620)
(440)	Cumulative translation adjustment	(549)

1,835	Total stockholders' equity	523

23	Minority interests	24

1,858	Total stockholders' equity and minority interests	547
1,233	Reserves for pensions, deferred income taxes and other costs in excess of one year	1,219
141	Other long-term liabilities	138
1,739	Long-term debt	1,866
645	Short-term borrowings and current portion of long-term debt	1,370
948	Accounts payable	775
301	Short-term reserves for pensions, deferred income taxes and other costs	265
822	Other current liabilities	821

2,716	Total current liabilities	3,231

7,687	Total Liabilities and Stockholders' Equity	7,001

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the nine months ended September 30, 2003

Condensed Consolidated Statements of Operations for the Nine Months Ended
September 30, 2003 and 2002 and the Year Ended December 31, 2002

Twelve Months Ended December 31, 2002	(In millions of €)	Nine Months Ended September 30, 2003 (Unaudited)	Nine Months Ended September 30, 2002 (Unaudited)
6,617	Net sales	4,135	5,089

(4,489)	Production costs and expenses	(2,962)	(3,479)
(1,104)	Administrative and selling expenses	(707)	(832)
(201)	Research and development expenses	(143)	(156)
(447)	Depreciation and amortization	(422)	(338)
(25)	Restructuring and environmental costs	(44)	(14)

351	Operating income/(loss)	(143)	270
(123)	Financial expense—net	(108)	(106)
(72)	Other income/(expense)—net	(65)	(71)

156	Income/(loss) of consolidated subsidiaries before income taxes	(316)	93
(66)	Income taxes	(183)	(41)

90	Income/(loss) of consolidated subsidiaries	(499)	52
(38)	Equity in earnings/(losses) of affiliated companies	(78)	(29)
(47)	Amortization of goodwill	(597)	(38)

5	Income/(loss) before minority interests	(1,174)	(15)
(9)	Minority interests	(4)	(8)

(4)	Net income/(loss)	(1,178)	(23)

	Earnings/(loss) per share (in €)
(0.02)	• Basic	(6.57)	(0.13)
178,765,518	• Average shares outstanding	179,309,188	178,980,481
(0.02)	• Diluted	(6.57)	(0.13)
178,765,518	• Average shares after dilution	179,309,188	178,980,481

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the nine months ended September 30, 2003

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2003 and 2002 and the Year Ended December 31, 2002

Twelve Months Ended December 31, 2002	(In millions of €)	Nine Months Ended September 30, 2003 (Unaudited)	Nine Months Ended September 30, 2002 (Unaudited)
(4)	Net income/(loss)	(1,178)	(23)

	Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
9	Minority interests	4	8
494	Depreciation and amortization of assets	1,019	376
(68)	Changes in other long-term reserves	61	29
38	Equity in (earnings)/losses of affiliated companies	78	29
3	Dividends received from affiliated companies	2	3
35	Net (gains)/losses from disposals of assets	23	(51)
27	Other (gains)/losses from operating activities	175	11
	Change in working capital:
14	(Increase)/decrease in inventories	12	4
(14)	(Increase)/decrease in accounts receivable	32	(121)
204	Increase/(decrease) in accounts payable	(160)	13
(232)	Increase/(decrease) in other operating assets and liabilities	(46)	(102)

506	Net cash provided by operating activities	22	176

(380)	Additions to property, plant and equipment	(162)	(277)
(52)	Other capital investments	(19)	(40)
363	Proceeds from disposals of assets	90	212
9	(Increase)/decrease in loans and short-term investments	(19)	(56)

(60)	Net cash used for investing activities	(110)	(161)

(21)	Dividends paid to Rhodia stockholders	(22)	(21)
(15)	Share (purchases)/sales	—	(29)
3,156	New long-term borrowings	2,335	2,547
(3,424)	Repayments of long-term borrowings	(1,309)	(2,205)
(194)	Change in short-term borrowings	(126)	(221)

(498)	Net cash provided by/(used for) financing activities	878	71

(38)	Net effect of exchange rate changes on cash	(2)	(74)

(90)	Increase/(decrease) in cash and cash equivalents	788	12
233	Cash and cash equivalents at beginning of period	143	233

143	Cash and cash equivalents at end of period	931	245

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the nine months ended September 30, 2003

Condensed Consolidated Statements of Stockholders' Equity for the Year Ended December 31, 2002 and the Nine Months Ended September 30, 2003

(In millions of €)	Common stock	Additional paid-in capital	Retained earnings/ (deficit)	Net income/ (loss)	Cumulative translation adjustment	Total Stockholders' Equity
December 31, 2001	2,690	3	(161)	(213)	(52)	2,267

Allocation to retained earnings			(213)	213		—
Dividends paid			(21)			(21)
Net loss				(4)		(4)
Reclassification	(1)	1				—
Treasury stock transactions			(10)			(10)
Translation			(9)		(388)	(397)
Reduction in par value of common stock from 15€ to 1€	(2,510)	2,510				—

December 31, 2002	179	2,514	(414)	(4)	(440)	1,835

Allocation to retained earnings		(1)	(3)	4		—
Dividends paid			(22)			(22)
Net loss				(1,178)		(1,178)
Translation			(3)		(109)	(112)

September 30, 2003 (Unaudited)	179	2,513	(442)	(1,178)	(549)	523

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

RHODIA AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2003

         Note 1—Accounting Policies

        The interim condensed consolidated financial statements for the nine months ended September 30, 2003 have been prepared using the accounting policies and principles used for the 2002 audited consolidated financial statements, adapted for interim closing procedures in which Rhodia uses more estimates than in year-end closings, in accordance with:

  •
  rule no 99-02 issued by the Comité de la Réglementation Comptable relating to consolidated financial statements of commercial societies and public companies,

  •
  regulation 99.R.01 issued by the Conseil National de la Comptabilité relating to interim financial statements.

Note 2—Scope of Consolidation and Comparability

        There were no significant changes in the reporting entity for the nine months ended September 30, 2003.

        Changes in the reporting entity that occurred during 2002, principally relating to the disposals of the polyester business in Brazil (Rhodia-Ster) and the basic chemicals businesses in Europe (phenol, hydrochloric acid and soda ash), do not allow a direct comparison between the nine months ended September 30, 2003 and the nine months ended September 30, 2002.

        Based on a comparable basis of reporting entity, net sales and operating income would have been €4,588 million and €223 million, respectively, for the nine months ended September 30, 2002. Since net sales did not decline 10%, no pro forma accounts are required.

Note 3—Asset Impairments

        During the fourth quarter of 2003, as a result of the continuing depressed market conditions and operating results and the latest medium-term plans prepared at the end of the third quarter of 2003 and submitted to our banks, which reflected significant adverse changes in the business climate and the modification of a number of macroeconomic assumptions, which had an overall effect of reducing our financial projections (including the impact of a strengthening euro versus the U.S. Dollar, higher raw material and energy costs and lower expectations for growth in worldwide gross domestic product), Rhodia proceeded with an analysis, as of September 30, 2003, of the recoverability of the carrying value of its tangible, intangible and other long-lived assets based on these events and circumstances.

        This analysis was based upon a discounted cash flow analysis of the reporting units using a discount rate of 8% (10% for the Pharma Solutions (including ChiRex) reporting unit) based on Rhodia's weighted average cost of capital adjusted for the risks associated with the reporting unit. In addition, for certain reporting units, a comparison was made between the discounted cash flows and appropriate market multiples in order to assess the fair value of the reporting unit.

        The amount of impairment recorded as of September 30, 2003 which totalled €875 million, which amount was approved by the Board of Directors, principally relates to the Pharma Solutions (including ChiRex), Phosphorus and Performance Derivatives and Specialty Phosphates enterprises, and a deferred tax asset valuation allowance (see Note 6). A summary of the impairment charges follows:

  •
  Goodwill—€546 million of which €244 million relates to Pharma Solutions (€232 million relates to Chirex), €110 million relates to Phosphorus and Performance Derivatives and €192 million relates to Specialty Phosphates.

  •
  Tangible assets and other intangible assets—€109 million of which €33 million relates to Pharma Solutions, €11 million relates to Phosphorus and Performance Derivatives, €55 million relates to Specialty Phosphates and €10 million relates to other enterprises.

  •
  Companies accounted for by the equity method—€27 million relating to Polyamide.

  •
  Deferred tax assets—€193 million, of which €168 million relates to France and €25 million relates to other enterprises.

        In addition, Rhodia recorded adjustments totaling €54 million relating to events that occurred subsequent to September 30, 2003 that provided additional evidence with respect to conditions that existed as of the balance sheet date that affected estimates made by management as of September 30, 2003. These adjustments comprised restructuring provisions totaling €17 million, other provisions totaling €36 million (including litigation settlement totaling €16 million), and asset adjustments totaling €19 million and a deferred tax credit of €18 million.

Note 4—Segment Information

        Rhodia has reorganized its previous internal structure, which was based on five technology-oriented divisions, into a new organization comprised of four market-oriented divisions.

(In millions of €)	Pharmaceuticals and Agrochemicals	Consumer Care and Food	Industrial Care and Services	Automotive, Electronics and Fibers	Other	Consolidated
Nine months ended September 30, 2003:
Net sales	602	1,603	999	1,030	(99)	4,135
Intersegment sales	(65)	(36)	(37)	(49)	187	—
Net sales—external	537	1,567	962	981	88	4,135
Operating income	(106)	16	37	(1)	(89)	(143)
Nine months ended September 30, 2002:
Net sales	903	1,788	1,147	1,124	127	5,089
Intersegment sales	(87)	(42)	(40)	(42)	211	—
Net sales—external	816	1,746	1,107	1,082	338	5,089
Operating income	27	166	87	81	(91)	270
Year ended December 31, 2002:
Net sales	1,213	2,325	1,483	1,502	94	6,617
Intersegment sales	(114)	(53)	(50)	(55)	272	—
Net sales—external	1,099	2,272	1,433	1,447	366	6,617
Operating income	36	209	98	118	(110)	351

Note 5—Other Income/(Expense)—Net

December 31, 2002	(In millions of €)	September 30, 2003	September 30, 2002
(34)	Gains/(losses) on disposals of assets—net	(23)	(62)
14	Net gains/(losses) on foreign currency	16	24
3	Dividends from other investments	2	3
(12)	Losses on financial assets	(19)	(6)
(29)	Loss on sales of receivables	(16)	(22)
—	Litigation settlement	(16)	—
(14)	Other income/(expense)—net	(9)	(8)

(72)	Total	(65)	(71)

Note 6—Income Taxes

        Income tax expense for the nine months ended September 30, 2003 amounted to €(183) million despite a consolidated loss before income taxes of €(316) million, principally as a result of recording a valuation allowance of €193 million including €168 million in France, against previously recorded deferred tax assets as Rhodia currently believes that these deferred tax assets are less than likely to be recovered (see Note 3), and from not recording deferred income tax benefits relating to losses incurred during the first nine months of 2003, in particular in France, for approximately €62 million.

        In addition, Rhodia recorded a correction of an error relating to deferred income taxes of certain of its U.S. operations. In accordance with French GAAP, Rhodia recorded a €19 million cumulative tax benefit in the current year. If this error had not occurred, the net loss for the nine months ended September 30, 2002 and for the year ended December 31, 2002 would have decreased by €29 million and €38 million, respectively.

Note 7—Goodwill

        The amortization of goodwill for the nine months ended September 30, 2003 was €597 million, which includes €546 million of goodwill impairment recorded as a result of the goodwill recoverability tests performed as of September 30, 2003 (see Note 3) and a goodwill impairment of €20 million relating to the realizable value of the polyurethane flame retardants business which was sold on July 24, 2003.

Note 8—Financial Debt

a)
Private placement bond offering:

        On May 28, 2003, Rhodia issued a private placement of bonds to international institutional investors. The offering consists of the following series (interest rates below exclude an interest rate swap agreement and an additional 0.25% payable from November 28, 2003 until the bonds are registered).

  •
  $200 million principal amount of 7.625% senior notes due 2010,

  •
  €200 million principal amount of 8.000% senior notes due 2010,

  •
  $385 million principal amount of 8.875% senior subordinated notes due 2011, and

  •
  €300 million principal amount of 9.250% senior subordinated notes due 2011.

        This transaction significantly extends the average maturity of Rhodia's outstanding debt. The net proceeds will be used to refinance outstanding debt.

b)
Cash, cash equivalents and marketable securities:

        Cash, cash equivalents and marketable securities amounted to €1,104 million, which include a portion of the proceeds from the bond offering.

c)
Available lines of credit:

        Effective with the signing of the Secured Coordination Agreement ("SCA"), the majority of undrawn committed lines of credit were cancelled. In addition, the financial covenants in these credit lines were replaced by the financial covenants in the SCA (see Note 8(e)).

d)
Financial debt analysis:

September 30, 2003 (In millions of €)	Amount	Maturity	Interest Rate
Euro Medium Term Notes	500	05/31/2005	6.25%
Euro Medium Term Notes	300	03/31/2006	6.00%
U.S. Private Placement(1)	185	07/31/2009	9.00%(2)
U.S. Private Placement(1)	64	07/31/2012	9.45%(2)
Senior Notes USD tranche	172	06/01/2010	7.625%
Senior Notes € tranche	200	06/01/2010	8.00%
Senior Subordinated Notes USD tranche	330	06/01/2011	8.88%
Senior Subordinated Notes € tranche	300	06/01/2011	9.25%
Other bonds	11	2003-2016	1%-7.90%
Revolving syndicated credit facility(3)	285	12/18/2004	Libor + 1.30%
Other bilateral bank facilities(4)	804	2003-2007	Libor + 0.25%/1.50%
Commercial paper	85	1-3 months	Euribor + 0.40%

Total Debt	3,236

(1)
As of September 12, 2003, Rhodia amended the U.S. Private Placement Notes ("USPP") to modify the stockholders' equity covenant, the net debt to EBITDA and the EBITDA to financial expense covenant ratios contained in this agreement. Since Rhodia does not expect to be in compliance with these financial covenants as of December 31, 2003, it has commenced discussions with the USPP note holders. The USPP note holders have requested a make-whole payment of approximately $84 million. Rhodia is having discussions with the USPP note holders regarding this payment and anticipates recording a provision in the fourth quarter of 2003. Rhodia recorded the USPP as short-term borrowings and current portion of long-term debt as of September 30, 2003.

(2)
Interest rate effective as of July 31, 2003.

(3)
Recorded as short-term borrowings and current portion of long-term debt as of September 30, 2003 as this facility is an Affected Facility under the SCA (see Note 8(e)).

(4)
€749 million of these facilities are recorded as short-term borrowings and current portion of long-term debt as of September 30, 2003 as those facilities are either Affected Facilities under the SCA (see Note 8(e)) or are short-term facilities.

December 31, 2002 (In millions of €)	Amount	Maturity	Interest Rate
Euro Medium Term Notes	500	05/31/2005	6.25%
Euro Medium Term Notes	300	03/31/2006	6.00%
US Private Placement	205	07/31/2009	7.75%
US Private Placement	71	07/31/2012	8.20%
Other bonds	12	2003-2016	1%-7.90%
Revolving syndicated credit facility	239	12/18/2004	Libor + 0.80%
Other bilateral bank facilities	882	2003-2007	Libor + 0.25%/0.90%
Commercial paper	175	1-3 months	Euribor + 0.40%

Total Debt	2,384

        All financial debt is non-convertible and is senior debt unless otherwise noted.

e)
Secured Coordination Agreement

        On December 23, 2003, Rhodia and certain of its subsidiaries entered into a Secured Coordination Agreement ("SCA") with twenty-three of its creditor banks. The SCA provides for the maintenance of certain existing lines of credit ("Affected Facilities") totalling €968 million as of November 30, 2003 (including certain affiliate lines of credit, principally Primester) to May 15, 2004, and for the extension of any final maturity date falling before then to May 15, 2004. The term of the SCA will be extended beyond May 15, 2004 to the expected date of the receipt of the net cash proceeds of the share capital increase if the share capital increase is launched and fully underwritten prior to May 15, 2004, but in any event no later than June 30, 2004. The SCA also provides for the harmonization of interest rates, financial covenants and ratios, and events of default across the Affected Facilities. The SCA also provides for the prepayments of approximately 5% of the Affected Facilities both on December 23, 2003 and on the first drawdown of the refinancing facilities agreement (as described below). All Affected Facilities were recorded as short-term borrowings and current portion of long-term debt as of September 30, 2003.

        Pursuant to the SCA, the banks agreed to maintain their Affected Facilities and not take any action against Rhodia or any of its subsidiaries with respect to any default that may occur under these Affected Facilities conditioned upon the above mentioned prepayments and subject to representations and undertakings which apply to, and override current representations and undertakings in, all Affected Facilities. In particular, Rhodia has undertaken to:

  •
  initiate and implement an asset disposal program to generate net cash proceeds of at least €700 million by December 31, 2004, of which at least €400 million of net cash proceeds are to be generated by June 30, 2004 (of which at least €200 million is received in cash by June 30, 2004 with the balance to be received in cash by December 31, 2004), and to apply 50% of any net cash proceeds received under the asset disposal program in excess of €700 million towards prepayment of the Affected Facilities;

  •
  launch a share capital increase by May 15, 2004 to generate net cash proceeds of at least €300 million and to apply 25% of any net cash proceeds received under the share capital increase in excess of €300 million towards prepayment of the Affected Facilities;

  •
  use its best efforts to enter into a refinancing facilities agreement aggregating €758 million (including certain affiliates, principally Primester) with the SCA creditor banks by February 15, 2004, consisting of a €119 million short-term facility (including certain affiliates, principally Primester) maturing December 31, 2004 and a €639 medium-term facility (including certain affiliates, principally Primester) maturing March 31, 2006 which will be used to refinance certain Affected Facilities of which the initial drawdown is conditioned, among other things, upon the receipt of at least €300 million of net cash proceeds from the share capital increase;

  •
  enter into a security sharing agreement as soon as reasonably practicable to grant a security interest in certain assets of Rhodia S.A. and to guarantee its obligations under the SCA; and

  •
  negotiate and agree on revised covenants and defaults with certain of its lessors and securitization programs.

        The SCA requires Rhodia to provide financial information to the banks with respect to its accounts and to the consolidated accounts as well as budgets and cash flow statements. Financial ratios are to be tested quarterly. Rhodia will be required to maintain a ratio of its consolidated net indebtedness to adjusted EBITDAR to be less than 9.0:1.0 in respect of the twelve-month period ended on December 31, 2003, and 9.5:1.0 in respect of the twelve-month period ended on March 31, 2004. Its ratio of EBITDAR to net financial expenses is not to be less than 2.0 to 1.0 in respect of the twelve-month period ended on December 31, 2003, and 1.75 to 1.0 in respect of the twelve-month period ended on March 31, 2004. Finally, its consolidated net indebtedness must not be greater than €3,850 million on December 31, 2003 and €4,050 million on March 31, 2004. For purposes of the SCA: (i) Consolidated Net Indebtedness is defined as long-term debt, bank overdrafts, current portion of long-term debt, guarantees given with respect to financial indebtedness of third parties or joint ventures or unconsolidated subsidiaries, outstanding amounts with respect to any securitization program and outstanding amounts under a lease, and short-term borrowings minus the aggregate of cash, short-term deposits and marketable securities; (ii) Adjusted EBITDAR is defined as Rhodia's and each Relevant Entity's EBITDAR; (iii) EBITDAR is defined as operating income (before restructuring costs and after the cash impact of provisions other than provisions for restructuring) plus depreciation and amortization of tangible and intangible assets plus the aggregate amount of any lease rental payments; (iv) a Relevant Entity is defined as an unconsolidated subsidiary or joint venture entity in which Rhodia owns or effectively controls at least 20% of the capital and voting rights, and which a guarantee, indemnity or similar assurance of the financial indebtedness has been given; and (v) Net Financial Expenses are defined as the aggregate of interest on financial debt and financing operations, after capitalization of interest costs, minus the interest income in financial assets.

        Certain of Rhodia's undertakings required by the SCA relating to amendments to lease agreements will require that Rhodia record certain operating leases, approximating €275 million, as capital leases as of December 31, 2003.

Note 9—Commitments and Contingencies

a)
Environmental matters:

        Rhodia is involved in certain environmental matters in the normal course of business, involving remediation activities relating to soil and ground contamination at some sites. Rhodia believes that there are no new significant actions other than those disclosed in Note 23 to the 2002 audited consolidated financial statements.

        On March 27, 2003, Rhodia and Aventis entered into an agreement to settle Rhodia's present and future claims under the Environmental Indemnification Agreement. Pursuant to the settlement, Aventis agreed to pay Rhodia a total of €88 million, which amount includes the €26 million received in 2002 and €31 million received in the first quarter of 2003. The remaining €31 million outstanding is recorded as a receivable and bears interest through the date of payment. The portion of the proceeds that relate to future obligations which currently cannot be specifically identified are included in deferred credits.

b)
Foreign exchange risk, interest rate and price variation management:

        Rhodia believes that there are no significant changes in foreign exchange risk, interest rate and price variation management, management of risk of oil-based commodities and concentration of counterparty risk other than those disclosed in Note 23 to the 2002 audited consolidated financial statements.

c)
Claims and litigation:

        Rhodia is involved in certain litigation in the normal course of business, involving primarily product liability claims, claims by the buyers of businesses previously sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace. Rhodia believes that there are no new significant actions in which Rhodia would be required to record a provision other than those disclosed in Note 23 to the 2002 audited consolidated financial statements, except for a subsidiary of Rhodia entering into a settlement agreement on December 18, 2003 in which it agreed to pay a total of $18 million, and acknowledged the violation of certain waste management and permitting provisions of the U.S. Federal Resource Conservation and Recovery Act at its former phosphorus manufacturing plant in Silver Bow, Montana. Rhodia recorded this provision in the third quarter of 2003.

Note 10—Subsequent Events

        Other than the events discussed in Note 3 relating to the subsequent events adjustments, in Notes 8(d) and 8(e) relating to the USPP and the Secured Coordination Agreement and in Note 9(c) relating to the litigation settlement, Rhodia experienced technical problems in the fourth quarter of 2003 that resulted in a loss of production at the Pont de Claix toluene diisocyanate operation.

Note 11—Reconciliation to U.S. GAAP

        Certain differences between French GAAP and U.S. GAAP that have a material effect on Rhodia's condensed consolidated financial statements are described below.

11.1 Accounting Policies:

a)
Accounting for Derivatives and Hedging Activities:

        Accounting for Derivatives and Hedging Activities (FAS 133) requires the valuation of derivatives at fair value and the recognition of derivatives as an asset or a liability on the condensed consolidated balance sheet. Gains or losses resulting from changes in the values of derivatives are accounted for depending upon their intended use and whether they qualify for hedge accounting. The principal difference between FAS 133 and French GAAP relates to the accounting for cash flow hedges. Under FAS 133, the fair value of cash flow hedges are recorded as an asset or a liability with an offset to other comprehensive income. Upon realization of cash flow hedges, other comprehensive income is reclassified into net income. Under French GAAP, cash flow hedges are commitments and are not recorded on the condensed consolidated balance sheet.

b)
Accounting for Goodwill and Other Intangible Assets:

        Accounting for Goodwill and Other Intangible Assets (FAS 142) requires the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. French GAAP requires the amortization of goodwill and indefinite-lived intangible assets. In addition, in the event of an impairment of goodwill, U.S. GAAP requires a two-step process. The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit with its respective carrying value. The second step, only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the reporting unit's implied fair value of goodwill with the carrying value of its goodwill. The implied fair value of goodwill is calculated by fair valuing the reporting unit's assets and liabilities in a similar manner to that used for purchase accounting under Business Combinations (FAS 141) and comparing the result with the fair value of the reporting unit to determine the amount of the implied fair value of goodwill. Under French GAAP, the amount of goodwill impairment is only based on the results of the above first step.

c)
Accounting for Pensions:

        Employers' Accounting for Pensions (FAS 87) requires that a liability be recognized on the condensed consolidated balance sheet at least equal to the unfunded accumulated benefit obligation if the accumulated benefit obligation exceeds the fair value of plan assets. An additional liability is also required to be recognized when an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension costs, (b) the liability already recognized as unfunded accrued pension costs is less than the unfunded benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized an equal amount is also recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service costs. If this additional liability exceeds unrecognized prior service costs, then the excess is reported, net of tax, as a component of other comprehensive income. The above described minimum liability requirement does not exist under French GAAP.

d)
Discontinued Operations:

        Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation. The results of operations of a disposal, including financial expense, income taxes and the gain/(loss) on the disposal, are all reflected as a discontinued operation, and prior periods presented must be restated on a comparable basis. Under French GAAP, the results of operations of a business sold are included until its date of disposal. In addition, in the event of an impairment of a long lived asset that is part of an asset group (defined as the lowest level of assets for which identifiable cash flows are largely independent of the cash flows of other assets), U.S. GAAP does not permit the recording of an impairment of that asset unless the asset group is impaired. French GAAP requires the recording of an impairment of a long-lived asset if that asset is impaired.

e)
Environmental Indemnification Agreement:

        Rhodia and Aventis entered into an Environmental Indemnification Agreement, dated May 26, 1998, which provided for indemnification of certain environmental liabilities between Rhodia and Aventis that could arise in connection with Rhodia's chemical businesses at sites that were transferred to Rhodia effective January 1, 1998. Under U.S. GAAP, these indemnification payments from Aventis are accounted for as additional contributed capital resulting from the transfer of these assets to Rhodia as of January 1, 1998. Under French GAAP, these indemnification payments are recorded as a reduction of the related environmental expenses.

f)
Deferred Income Taxes (Restatement):

        Rhodia identified an error in deferred income taxes and recorded a cumulative tax benefit of €19 million in the third quarter of 2003 in accordance with French GAAP. This correction relates to recording deferred tax assets based on an incorrect tax basis for certain of its U.S. operations. Under U.S. GAAP, this correction is presented in the period to which the error relates and subsequent years' financial statements are adjusted as disclosed in Note 11.2.

g)
Consolidation of Variable Interest Entities:

        Consolidation of Variable Interest Entities (FIN 46) requires the consolidation of a variable interest entity in which Rhodia is considered the primary beneficiary. Rhodia is currently assessing any potential FIN 46 impact in particular in relation to operating leases and asset securitization agreements. Management believes that no variable interest entity issues exist in relation to operating leases and asset securitization agreements. Rhodia is also reviewing its investments in companies accounted for by the equity method. Certain of these entities may be variable interest entities since Rhodia's equity investment at risk is less than 10% of the entities' assets. However, Rhodia does not expect that the adoption of FIN 46 will have a significant impact since Rhodia shares in these entities' expected losses and residual returns in proportion to its voting interests and, as such, it is not the primary beneficiary of these entities.

h)
Other Accounting Policies:

        There were no material differences between French GAAP and U.S. GAAP as of September 30, 2003 and for the nine months ended September 30, 2003 relating to Accounting for Asset Retirement Obligations (FAS 143), Accounting for the Costs Associated with Exit or Disposal Activities (FAS 146) and Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others (FIN 45).

11.2 Reconciliation between French GAAP and U.S. GAAP:

a)
Net income/(loss):

        A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the nine months ended September 30, 2003 and 2002 and for the year ended December 31, 2002, which has been restated for the nine months ended September 30, 2002 and for the year ended December 31, 2002 as described in Notes 6 and 11.1f, follows.

December 31, 2002 (Restated)	(In millions of €)	September 30, 2003	September 30, 2002 (Restated)
(4)	Net income/(loss) (French GAAP)	(1,178)	(23)
47	Amortization of goodwill, including affiliated companies	31	38
—	Differences in impairment of goodwill between French GAAP and U.S. GAAP	(101)	—
—	Differences in impairment of long-lived assets between French GAAP and U.S. GAAP	18	—
38	Deferred income tax adjustment	(19)	29
(5)	Environmental indemnification agreement	(30)	—

76	Net income/(loss) (U.S. GAAP)	(1,279)	44

December 31, 2002 (Restated)	(In €)	September 30, 2003	September 30, 2002 (Restated)
0.43	Basic and diluted earnings/(loss) per share—U.S. GAAP	(7.13)	0.25

b)
Stockholders' equity:

        A reconciliation of stockholders' equity between French GAAP and U.S. GAAP as of September 30, 2003 and December 31, 2002, which has been restated for the year ended December 31, 2002 as described in Notes 6 and 11.1f, follows.

December 31, 2002 (Restated)	(In millions of €)	September 30, 2003
1,835	Stockholders' equity (French GAAP)	523
(38)	Derivatives (cash flow hedges)	(19)
44	Amortization of goodwill—net of translation	72
—	Differences in impairment of goodwill between French GAAP and U.S. GAAP	(101)
—	Differences in impairment of long-lived assets between French GAAP and U.S. GAAP	18
(395)	Pension liability over plan assets—net of translation	(387)
20	Deferred income tax adjustment	—
(9)	Environmental indemnification agreement—net of translation	(12)

1,457	Stockholders' equity (U.S. GAAP)	94

c)
Comprehensive income/(loss):

        Comprehensive income/(loss) includes all changes in stockholders' equity during a period except those resulting from investments by and distributions to stockholders. The following table presents comprehensive income/(loss) for the nine months ended September 30, 2003 and 2002 and for the year ended December 31, 2002, which has been restated for the nine months ended September 30, 2002 and for the year ended December 31, 2002 as described in Notes 6 and 11.1f.

December 31, 2002 (Restated)	(In millions of €)	September 30, 2003	September 30, 2002 (Restated)
76	Net income/(loss) (U.S. GAAP)	(1,279)	44
(3)	Derivatives	19	(10)
(177)	Pension liability over plan assets	8	—
(400)	Translation	(116)	(332)

(504)	Comprehensive income/(loss)	(1,368)	(298)

d)
Operating income:

        The goodwill impairment of continuing operations, the loss on the sales of receivables and other income/(expense) which are recorded below operating income in accordance with French

GAAP should be included in operating income for U.S. GAAP. A reconciliation of operating income between U.S. GAAP and French GAAP follows.

December 31, 2002	(In millions of €)	September 30, 2003	September 30, 2002
351	Operating income/(loss)—French GAAP	(143)	270
(55)	Operating income/(loss)—discontinued operations	(3)	(48)
—	Goodwill impairment—continuing operations under U.S. GAAP	(658)	—
—	Impairment of long-lived assets not permitted under U.S. GAAP	18	—
(29)	Loss on sales of receivables	(16)	(22)
(7)	Environmental indemnification agreement	(27)	—
—	Litigation settlement	(16)	—
(14)	Other income/(expense)	(9)	(8)

246	Operating income/(loss)—U.S. GAAP	(854)	192

e)
Discontinued operations—FAS 144 additional disclosures:

        Presented below is consolidated summary financial information for the nine months ended September 30, 2003 and 2002 and the year ended December 31, 2002, which has been restated for the nine months ended September 30, 2002 and for the year ended December 31, 2002 as described in Notes 6 and 11.1f, reflecting the disposals of businesses that qualify as a component of an entity as discontinued operations.

December 31, 2002 (Restated)	(In millions of €)	September 30, 2003	September 30, 2002 (Restated)
6,004	Net sales	4,106	4,556
246	Operating income/(loss)	(854)	192
97	Income/(loss) from continuing operations	(1,230)	91
(21)	Discontinued operations(1)	(49)	(47)

76	Net income/(loss)	(1,279)	44

(1)
Includes a net loss on disposal of €49 million, €62 million and €38 million and income taxes/(benefit) of €0 million, €5 million and €10 million for the nine months ended September 30, 2003 and 2002 and the year ended December 31, 2002, respectively.

December 31, 2002 (Restated)	(In €)	September 30, 2003	September 30, 2002 (Restated)
	Basic and diluted earnings/(loss) per share:
0.54	Continuing operations	(6.86)	0.51
(0.11)	Discontinued operations	(0.27)	(0.26)

0.43	Earnings/(loss) per share	(7.13)	0.25

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHODIA
Date: February 23, 2004	By:	/s/ PIERRE PROT
	Name:	Pierre Prot
	Title:	Chief Financial Officer

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RHODIA AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the Nine Months Ended September 30, 2003
SIGNATURES